Teen Education Group, Inc.
No. 288 Maodian Road
Liantang Industrial Park, Qingpu District
Shanghai, PRC

February 11, 2011

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Teen Education Group, Inc.
Form 8-K/A
Filed January 25, 2011
File No. 000-53169

Dear Mr. Spirgel:

Teen Education Group, Inc., a Delaware corporation (the “Company”), is in receipt of the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated February 3, 2011 (the “Second Comment Letter”) to Zhoufeng Shen, Chief Executive Officer of the Company, with respect to the Amendment No. 1 to the 8-K on Form 8-K/A filed on January 25, 2011 (the “8-K/A No.1”).  We hereby file the Amendment No. 2 to the 8-K on Form 8-K/A (the “8-K/A No.2”) and our response to the Second Comment Letter.  The texts of the Staff’s comments are set forth in italics below, followed by the response of the Company.  Capitalized terms contained in the Company’s responses not otherwise defined herein shall have the meaning ascribed to them in the 8-K/A No.2, as applicable.

Risk Factors, page 15

Risk Relating To The People’s Republic of China, page 21

Due To Various Restrictions Under PRC Laws On The Distribution Of Dividends By Our PRC Operating Companies, We May Note Be Able To Pay Dividends To Our Stockholders. page 23

1.
We note your response to comment 7 from our letter dated December 15, 2010.  Disclose that your subsidiaries did not set aside the statutory surplus reserve required for the years ended June 30, 2010 and 2009.  Quantify any fines or penalties the company may be subject to as a result of non-compliance.

Response:           In response to the Staff’s comment, we have revised this risk factor disclosure on page 23 of the 8-K/A No.2.

Securities and Exchange Commission
February 11, 2011

Management’s Discussion And Analysis Of Financial Condition And Results Of Operations, page 26

Special Note Regarding Forward-Looking Statements., page 26

2.
We note your response to comment 8 from our letter dated December 15. 2010.  Since you are subject to the penny stock rules, the safe harbor provided by the Private Securities Litigation Reform Act f 1995 is not available to you.  Please delete the references in this section.

Response:           In response to the Staff’s comment, we have deleted the reference to the Private Securities Litigation Reform Act of 1995.

Overview, page 26

3.
With regard to your response to comment 10 from our letter dated December 15, 2010, further revise to briefly describe the prior maintenance services offered, make clear that your fiscal 2010 and first quarter 2011 financial include revenues from discontinued maintenance services and indicate whether or not you intend to provide maintenance services in the future.

Response:           In response to the Staff’s comment, we have revised the disclosures accordingly under the Overview section on page 27 of the 8-K/A No.2.

Results of Operations for the Three Months Ended September 30, 2010, page 27

4.	Revise to account for line item changes under "Other (income) expense.” At minimum you should discuss the effect that interest on your borrowings had on your financial results.

Response:           In response to the Staff’s comment, we have revised the disclosures accordingly under the Net Income sub-section on page 29 of the 8-K/A No.2.

Liquidity and Capital Resources, page 29

Capital Resources and Needs, page 29

5.
We note your response to comment 12 from our letter dated December 15, 2010 and your revised disclosure.  Throughout Management’s Discussion and Analysis, make sure that financial figures are provided in dollar amounts.

Response:           In response to the Staff’s comment, we have revised the financial figures which are now provided in dollar amounts throughout the Management’s Discussion and Analysis section of the 8-K/A No.2.

6.
Your disclosure indicates that the majority of your financial borrowings are due within the next year.  Quantify the total amount of your borrowings due within the year and incorporate these obligations into your fiscal 2011 capital needs discussion.  We note your general disclosure that you plan to account for any financial deficiencies by increasing your indebtedness.  To the extent that you have determined specific plans to repay borrowings due within the year, discuss those plans.  For example, if you plan to refinance any of your loans you should so state.

Securities and Exchange Commission
February 11, 2011

Response:           In response to the Staff’s comment, we have revised the Capital Resources and Needs section on page 30 of the 8-K/A No.2.

(d) Exhibits, page 49

7.
In your response to comment 27 from our letter dated December 15, 2010 you agreed to furnish copies of the omitted schedules to the share exchange agreement upon request.  Please furnish these schedules with your response.

Response:           In response to the Staff’s comment, we have submitted Schedule 1 to the share exchange agreement to you supplementally and request confidential treatment under Securities and Exchange Commission Rule 83.  The following omitted schedules are not furnished to you separately because of the following reasons:
1.  With respect to Schedule 1.04 – Financial Statements, please refer to Exhibit 99.3 - The Audited Consolidated Financial Statements of Hongkong Charter International Group Limited as of June 30, 2010 and 2009 of the 8-K/A No.2.
2.  With respect to Schedule 1.05 – Options or Warrants, Schedule 1.06 – Dividends, Options or Warrants, Schedule 1.07 – Litigation and Schedule 2.09 – SEC Compliance, there is nothing to disclose on those schedules.

Exhibit 99.1 – Hongkong Charter International Group Limited Financial Statements

8.
We note your response to comment 30 from our letter dated December 15, 2010.  Please also expand the footnote disclosure for your audited consolidated financial statements to include the amount of Vomart’s net assets that may not be transferred to the parent in the form of loans, dividends, etc. without a third party’s consent pursuant to Rule 4-08(e)(3) of Regulation S-X.

Response:           In response to the Staff’s comment, we have added the following information as Note 7 - STATUTORY SURPLUS RESERVES in Exhibit 99.3 - The Audited Consolidated Financial Statements of Hongkong Charter International Group Limited as of June 30, 2010 and 2009:

“Companies registered in PRC are required to allocate at least 10% of their after-tax net income determined under GAAP in the PRC to a statutory surplus reserve account until the reserve account balance reaches 50% of the company’s registered capital. The amount of Vomart’s net assets that may not be transferred to the parent company in the form of loans, dividends, etc. is $72,349 (50% of registered capital) due to this restriction. Distribution of dividends or return of loans to overseas shareholders may be subject to approval of some Chinese government agencies, such as Foreign Exchange Administrative Authorities or tax authorities, etc.”

Securities and Exchange Commission
February 11, 2011

9.
We note from your responses to prior comments 31 to 35 of our letter dated December 15, 2010 that your outside consultant in Shanghai is familiar with U.S. GAAP.  However, based on your response, we believe that you do not have accounting personnel with sufficient experience in maintaining your books and records and preparing financial statements in accordance with U.S. GAAP.  Please expand the risk factor on page 19 to describe those factors that impact your ability to prepare financial statements and maintain your books and records in U.S. GAAP.  These factors would include your books and records being maintained and prepared in PRC GAAP and the employees who have primary responsibilities of preparing and supervising the preparation of the financial statements under U.S. GAAP not having knowledge of and professional experience with U.S. GAAP and SEC rules and regulations.  In addition, please confirm to us that you will evaluate these factors in the future in concluding on the effectiveness of disclosure controls and procedures under Item 307 of Regulation S-K and internal control over financial reporting under Item 308 of Regulation S-K, as applicable.

Response:           In response to the Staff’s comment, we have revised this risk factor disclosure on page 19 of the 8-K/A No.2.

Exhibit 99.2 – Pro Forma Financial

10.
We note your response to comment 36 from our letter dated December 15, 2010.  Please expand the first paragraph of Note 2 – Summary of Significant Accounting Policies to include the proposed disclosure discussed in your response to state that the pro forma consolidated balance sheet has been presented as if the share exchange had occurred as of the balance sheet date, June 30, 2010.

Response:           In response to the Staff’s comment, we have expanded disclosure to Note 2 of Exhibit 99.4 - The Unaudited Pro Forma Financial Information of Teen Education Group, Inc. to include the additional information as follows:

“The accompanying unaudited pro forma consolidated balance sheet as of June 30, 2010, and the unaudited pro forma consolidated statements of operations for the six months ended June 30, 2010 and for the year ended December 31, 2009 have been presented as if the share exchange had occurred as of June 30, 2010.”

11.
We note your response to comment 37 from our letter dated December 15. 2010.  Please revise the disclosure in Note 1 to the pro forma financial information to clarify that Mr. Qun Hu paid Mr. Wilson $350,000 directly and explain the business purpose of the payment between these individuals and how that transaction impacts Hongkong Charter International Group Limited.

Response:            In response to the Staff’s comment, we have expanded disclosure to fourth paragraph in Note 1 of Exhibit 99.4 - The Unaudited Pro Forma Financial Information of Teen Education Group, Inc. to include the additional information as follows:

Securities and Exchange Commission
February 11, 2011

“Pursuant to the terms of a share exchange agreement, dated November 12, 2010, by and among the Company, Robert L. Wilson, the majority shareholder of the Company (the “Majority Shareholder”), Hongkong Limited, and Qun Hu, the sole shareholder of Hongkong Limited (the “Hongkong Limited Shareholder”), the Company acquired all of the outstanding shares of Hongkong Limited from the Hongkong Limited Shareholder.  In exchange, we issued to the Hongkong Limited Shareholder, his designees or assigns, 2,250,000 shares of the Company’s common stock which represent approximately 90% of the issued and outstanding shares of the Company’s common stock on a fully diluted basis as of and immediately after the closing of the share exchange transaction (the “Share Exchange”).  In addition, Hongkong Limited Shareholder, Mr. Hu paid $350,000 in cash directly to the Majority Shareholder, Mr. Wilson, as additional consideration to Mr. Wilson for the Company’s common stock that he owned.  The $350,000 additional consideration did not have any impact on Hongkong Limited as the payment was made between Mr. Hu and Mr. Wilson.”

The Company acknowledges that (1) it is responsible for the adequacy and accuracy of the disclosure in the filings, (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (3) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me or our legal counsel Pryor Cashman LLP, Attn: Selig D. Sacks at 1-212-326-0879 or via fax at 1-212-798-6391 in case of any further comments or questions in this regard.

Sincerely /s/ Zhoufeng Shen Zhoufeng Shen Chief Executive Officer

cc:           Selig D. Sacks, Esq., Pryor Cashman LLP